Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 20, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on December 5, 2024, as the sixth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Sixth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
16/12/2024	10,223	424.5513	4,340,188.40	9,039	439.3239	3,971,048.73	3,782,671.68	19,262	421.7039	8,122,860.08
17/12/2024	—	0.0000	—	5,752	434.4037	2,498,690.08	2,380,384.95	5,752	413.8360	2,380,384.95
18/12/2024	7,514	413.9186	3,110,184.60	—	—	—	—	7,514	413.9186	3,110,184.60
19/12/2024	22,023	412.3412	9,080,989.40	4,716	424.0260	1,999,706.62	1,923,719.69	26,739	411.5602	11,004,709.09
Total	39,760	415.7787	16,531,362.40	19,507	434.1747	8,469,445.43	8,086,776.32	59,267	415.3768	24,618,138.72

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Sixth Tranche till December 19, 2024, the total invested consideration has been:
•Euro 36,273,257.40 for No. 85,740 common shares purchased on the EXM
•USD 10,969,297.64 (Euro 10,469,630.39*) for No. 25,020 common shares purchased on the NYSE.

As of December 19, 2024, the Company held in treasury No. 14,879,168 common shares equal to 5.79% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until December 19, 2024, the Company has purchased a total of 4,056,404 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,219,479,343.84.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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